Exhibit 99.1

NeoGames Amends and extends by Three-Years its Agreement with Caesars
Entertainment for the Use of the NeoSphere Platform

April 10, 2023: NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the “Company”), a technology-driven provider of end-to-end iLottery and iGaming solutions, announced today that it has amended its license agreement with an affiliate of Caesars Entertainment, Inc. (“Caesars”), including an initial three-year extension, followed by annual renewals unless terminated by either party.  Under the revised agreement, the Company will continue to provide Caesars with a sublicense to its Player Account Management system, the NeoSphere platform, and associated services, to be used by Caesars in operating its successful online sports betting and iGaming business.  In addition, the Company will continue to work with Caesars to enhance the solution in support of the ongoing growth of Caesars’ online business. During the term of the agreement the Company will assist Caesars in transitioning its operations from the Company’s platform to its own tech platform, where applicable and as requested by Caesars. As part of the agreement, NeoGames secured a guaranteed net profit level for the full term of the agreement.

Moti Malul, Chief Executive Officer of NeoGames, said: “We are very proud and pleased with our strong ongoing partnership with Caesars and are excited to keep delivering our market-leading services to the Caesars team as they continue to develop their successful online sports betting and iGaming business in the U.S.  We look forward to assisting them with the future growth of their business”.

“We appreciate the commitment and strong support of the NeoGames team over the years, and the important role that its technology plays in the success of our online sports betting and iGaming business,” said Eric Hession, President of Caesars Digital. “The NeoGames team offers unparalleled expertise and support, and we are excited to continue leveraging our partnership with them as we expand our U.S. online sports betting and iGaming business.”

About NeoGames
NeoGames is a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators. The Company offers its customers a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games – one in lottery and one in casino games, and a range of value-added services. The recent strategic acquisition of Aspire Global Group enables NeoGames to offer the most comprehensive portfolio across iLottery, an innovative sports betting platform from BtoBet, an advanced content aggregation solution from Pariplay, and a complete set of B2B Gaming tech and Managed Services. NeoGames remains an instrumental partner to its customers worldwide, as it works to maximize their revenue potential through various offerings, including regulation and compliance, payment processing, risk management, player relationship management, and player value optimization. NeoGames strives to be the long-term partner of choice for its customers, empowering them to deliver enjoyable and profitable programs to their players, generate more revenue, and maximize proceeds to governments and good causes.

Forward-looking statement:
Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including but not limited to statements, that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.  These forward-looking statements are subject to risks, uncertainties, and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors including, without limitation the risk factors set forth in Item 3.D. “Key Information-Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on April 14, 2022, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contacts
Investor Contact:
ir@neogames.com
Media Relations:
pr@neogames.com